April 1, 2026

Dante Picazo
Principal Executive Officer
Cannabis Bioscience International Holdings, Inc.
6201 Bonhomme Road
Suite 435N
Houston, TX 77036

        Re: Cannabis Bioscience International Holdings, Inc.
            Offering Statement on Form 1-A
            Filed March 27, 2026
            File No. 024-12731
Dear Dante Picazo:

       This is to advise you that we do not intend to review your offering statement.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Robert Augustin at 202-551-8483 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and Services
cc:    Barry J. Miller